

Charles Wingate · 2nd

CFO | Advisor | CPA | MBA

Los Angeles Metropolitan Area · 500+ connections ·

Contact info

XCINEX

University of Southern California - Marshall Scho.

Experience



Chief Financial Officer
XCINEX · Full-time
2020 – Present · 1 yr
Los Angeles, California, United States



CFO, VP Finance
ProFusion Consulting
2017 – Present · 4 yrs
Los Angeles, CA

Provide finance, accounting and operations leadership.

CFO and VP Finance & Accounting - Confidential non-profit turnaround (2019)
Led finance and accounting function - strategy, cost control, management and me ...see more

Business Advisor
Confidential (In stealth mode)
2019 – 2020 · 1 yr

Provide strategy, finance and business advice to start up venture in stealth mode.



Board Member

Burbank Chamber Of Commerce

2019 · less than a year

Bubank, CA

Member of the Board of Directors for the Chamber of Commerce in Burbank, California.



Chief Accounting Officer

AwesomenessTV

2016 – 2017 · 1 yr

Greater Los Angeles Area

Led accounting, reporting and production finance teams for Awesomeness, a multi-platform media company owned by Comcast/NBCUniversal, Verizon and Hearst.

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Education



University of Southern California - Marshall School of Business

Executive MBA, Masters of Business Administration

2015 – 2017



Towson University

Bachelors of Science, Accounting

1989 – 1993

Activities and Societies: Percussion Ensemble

South Carroll High School

1986 – 1989

Licenses & certifications

Certified Public Accountant

Issued May 1995 · No Expiration Date

Skills & endorsements

Financial Modeling · 83

 Endorsed by **2 of Charles' colleagues at ProFusion Consulting**

Business Process Improvement · 25

Endorsed by **Deborah Newman, who is highly skilled at this**

 Endorsed by **2 of Charles' colleagues at ProFusion Consulting**

Leadership · 12

Art Sprake and 11 connections have given endorsements for this skill

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